October 15, 2007

Mark Wojciechowski

Staff Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bekem Metals, Inc.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Filed April 2, 2007

Form 10-Q for the Quarterly Period Ended June 30, 2007

Filed August 14, 2007

File No.: 0-50218
Supplemental Response dated May 22, 2007

Dear Mr. Wojciechowski:

In connection with the Company’s responses to comments raised by the staff at the Securities and Exchange Commission in your letter dated September 6, 2007, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please contact me directly.

Sincerely,

Adam R. Cook
Corporate Secretary